1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

June 28, 2012

Via Federal Express and EDGAR

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.
Registration Statement on Form 20-F
Filed April 30, 2012
File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of May 30, 2012 (the “Comment Letter”) to Ms. Josée Guibord, Director, Corporate Legal Services with respect to Brookfield Renewable’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, Brookfield Renewable is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 1 showing changes against the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Brookfield Renewable’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The following are Brookfield Renewable’s responses to the Comment Letter:

Item 3. Key Information, page 13

3.A Selected Financial Data, page 13

1.	Please disclose why there is no difference in the capacity, long-term average and actual generation amounts disclosed in the historical table on page 13 and the pro forma table on page 14. Also disclose the reasons why these amounts do not agree to the corresponding amounts disclosed in the table on page 42.

Response.

Brookfield Renewable advises the Staff that on pages 62 and 63 there is disclosure on what information and events were used to calculate financial results on a pro forma and consolidated basis. The pro forma results reflect the financial results that include the impact of the Combination, new contracts and contract amendments, management service agreements along with the tax impacts resulting from the Combination. The generation assets did not change as a result of the Combination as the pro formas reflect the business of BRPI (including the Fund) transferred to Brookfield Renewable. There are no differences in capacity, long-term average and actual generation since the pro forma results reflect the same portfolio of assets as are reflected in the historical table.

Brookfield Renewable advises the Staff that the table on page 42 is “as of the date of this Form 20-F (April 27, 2012)” whereas the tables on pages 14 and 15 are as of December 31, 2011. For the period subsequent to December 31, 2011, Brookfield Renewable acquired or commissioned 373 MW of renewable power generating assets. For the tables on pages 14 and 15, Brookfield Renewable has calculated the long-term average amount from the date of acquisition or the commercial operation date of the facility, whichever is later. Brookfield Renewable also advises the Staff that the table on page 42 has a footnote indicating that facilities acquired during the year have been included in the table and their long-term average amount annualized. Because these amounts have been annualized, the date of acquisition or the facilities’ commercial operation date are not relevant.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 15 in Item 3.A “Selected Financial Data” that highlights why there are no differences in the capacity, long-term average and actual generation amounts disclosed in the historical table and the pro forma table. Brookfield Renewable has also provided disclosure on pages 15 and 42 that highlights the differences between the tables contained in Item 3.A “Selected Financial Data” and Item 4.B “Business Overview”.

3.B Capitalization and Indebtedness, page 14

2.	We note your disclosure regarding your capitalization and indebtedness. Please expand this disclosure to distinguish between guaranteed and unguaranteed, and secured unsecured, indebtedness. Please see Item 3.B of Form 20-F.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has included a footnote to the Capitalization and Indebtedness table to distinguish between guaranteed and unguaranteed, and secured and unsecured, indebtedness on page 15.

3.D Risk Factors, page 15

Risks Related to Brookfield Renewable, page 15

Brookfield Renewable is not, and does not intend to become, regulated as an “investment company” under the Investment Company Act …, page 15

3.	We note your disclosure on page 15 that you do not believe you are an investment company under the Investment Company Act and plan to conduct your activities so you will not be deemed to be an investment company. Please provide us with an analysis, including citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940.

Response.

Since its inception, Brookfield Renewable is and holds itself out as being primarily engaged, through its wholly-owned, majority-owned, and primarily controlled subsidiaries, in owning and operating renewable energy businesses and assets globally. Brookfield Renewable is not subject to registration as an “investment company,” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”), because its assets do not cause it to fall within the definition of an “investment company” and/or because it relies on one or more exceptions or exemptions from investment company status or registration, including the exemption provided by Rule 3a-1 under the Investment Company Act. Brookfield Renewable has not been, is not, does not hold itself out as being, and does not propose to be engaged primarily in the business of investing, reinvesting or trading in securities. Nor is Brookfield Renewable engaged, nor does it propose to engage, in the business of investing, reinvesting, owning, holding, or trading in securities.1 Consistent with the Rule 3a-1 exemption, on a consolidated basis with respect to its wholly-owned subsidiaries, including BRELP, and otherwise on an unconsolidated basis, less than 45% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items and Government securities) consist of, and less than 45% of Brookfield Renewable’s net income after taxes for the last four fiscal quarters combined is derived from, securities other than (1) Government securities, (2) securities issued by majority-owned subsidiaries of Brookfield Renewable which are not themselves investment companies and do not rely on the exemptions from investment company status provided in Sections 3(b)(3), 3(c)(1), or 3(c)(7) of the Investment Company Act, and (3) securities issued by companies (x) which are controlled primarily by Brookfield Renewable, (y) through which Brookfield Renewable engages in a business other than that of investing, reinvesting, owning, holding or trading in securities, and (z) which are not investment companies. Finally, Brookfield Renewable is not a “special situation investment company,” because it does not secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.

[1]	In addition, Brookfield Renewable is not engaged, nor does it propose to engage, in the business of issuing face-amount certificates of the installment type.

Risks Related to Our Operations and the Renewable Power Industry, page 16

4.	We note your existing risk factor discussing the risks associated with the counterparties to your contracts not fulfilling their obligations and, as those contracts expire, the risk of not being able to replace those contracts with agreements on similar terms. Additionally, we note your risk factor discussing the risks associated with advances in technology impairing or eliminating your competitive advantages. Finally, we note your disclosure on page 56 in the first paragraph under the heading “Competition and Marketing” that “the market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets.” Please add an additional risk factor discussing the risks associated with fluctuations in supply and demand in the broader energy market, including nonrenewable sources of energy.

Response.

Brookfield Renewable has noted the Staff’s comment and has added a risk factor to this section on page 18. Below is the text of that risk factor.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate other sources of electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by macroeconomic conditions, by absolute and relative energy prices, and by developments in energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Risks Related to Taxation, page 27

General, page 27

5.	We note your disclosure in the second paragraph on page 172 as well as in your second risk factor under this heading. Please add a risk factor discussing the risk that your limited partners will be required to pay taxes on their share of your income even if they do not receive cash distributions from you.

Response.

Brookfield Renewable respectfully advises the Staff that the risk factor beginning with “Brookfield Renewable’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations…” does include disclosure relating to the fact that LP Unitholders may be required to pay taxes if Brookfield Renewable does not make cash distributions sufficient to fund their tax liabilities. Nevertheless, in order to further clarify this point, the title of this risk factor has been amended to specifically state this point on page 28 as follows:

Brookfield Renewable’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and Brookfield Renewable cannot assure LP Unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities, in which case certain LP Unitholders may be required to pay income taxes on their share of Brookfield Renewable’s income even though they have not received distributions from Brookfield Renewable.

Canada, page 32

Payments of dividends or interest…, page 37

6.	We note you discuss the Canada-U.S. Income Tax Convention (1980) on page 185 of your Form 20-F. Specifically, you state that under that Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as Brookfield Renewable and BRELP to the residency of the partners of such partnerships who are entitled to relief under that Treaty and take into account any reduced rates of Canadian federal withholding tax such partners may be entitled to under the Treaty. You make almost exactly the same assertions in this risk factor, without identifying the Treaty to which you are referring. Please specify the Treaty in the risk factor so readers will know about it earlier in the document than page 185.

Response.

Brookfield Renewable acknowledges the Staff’s comment and has amended the risk factor on page 37 to define the Treaty being referred to.

Item 4. Information on the Company, page 38

4.B Business Overview, page 42

Our Operations, page 42

7.	Please tell us the reasons for the different capacity numbers in the table under this heading as compared to your organizational chart on page 59. For example, we note that total consolidated capacity in the U.S., including that portion of the capacity attributable to your equity-accounted investments, is 1,966 MW in the table on page 42; however, the capacity of the U.S. Business on page 59 appears instead to be 2,045 MW. Similarly, total consolidated capacity in Canada, including that portion of the capacity attributable to your equity-accounted investments, is 1,323 MW in the table on page 42; however, the capacity of the Canadian Business on page 59 appears instead to be 1,673 MW. Alternatively, please revise your disclosure as appropriate.

Response.

Brookfield Renewable acknowledges the Staff’s comment and advises that the organizational chart contained information as of December 31, 2011, whereas the table under this heading contained capacity information as at the date of the filing of the Registration Statement. The organizational chart on page 59 has been amended to reflect appropriate amounts corresponding to Brookfield Renewable’s table now on page 42. Brookfield Renewable would like to note for the Staff however, that when referring to 1,966 MW with respect to the United States and to 1,323 MW with respect to Canada, these numbers only refer to hydroelectric generation in those jurisdictions. In the organizational chart, the capacity information includes hydroelectric, wind and other generation which is disclosed in the “Business Overview” section under each individual jurisdictional heading.

Renewable Power Growth Opportunity, page 46

8.	We note your references, including under this heading, to sources such as BP Statistical Review of World Energy, Energy Information Administration, and the Intergovernmental Panel on Climate Change for qualitative and comparative statements contained in your filing. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your filing, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

Response.

Brookfield Renewable acknowledges the Staff’s comment and will provide separately source materials for the data. Brookfield Renewable has also amended the disclosure on page 47 to provide more detail as to the source of the data provided.

Revenue and Cash Flow Profile, page 50

9.	We note your disclosure that you expect to generate $1.1 billion of EBITDA and $550 million of FFO, annually, based on long-term average generation and assuming the completion of projects currently under construction. Please disclose alongside this forecasted information the risks and uncertainties associated with achieving these results.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 50 to disclose alongside this forecasted information the risks and uncertainties associated with achieving these results.

10.	We note your disclosure of pro forma “normalized” EBITDA and FFO. Please clearly identify these measures as non-GAAP measures and provide the reconciliation and other disclosures required in Item 10(e) of Regulation S-K with respect to your presentation of these measures.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 50 by removing the word “normalized.” Brookfield Renewable advises the Staff that, in accordance with its response to Comment 15, it now refers to EBITDA as Adjusted EBITDA.

Our Distribution Policy, page 54

11.	We note your disclosure that you expect to pay distributions at an annual level of $1.38 per LP Unit, which is higher than the distributions paid by you and the Fund in the historical periods. As such, please either 1) provide additional disclosure supporting your ability to pay the stated dividend, .e.g., historical or pro forma historical information and forward-looking information regarding estimated cash flow available for distribution together with a discussion of the related assumptions and considerations; or 2) revise your filing to disclose the distributions paid by you and the Fund in the historical period, your announced intent to pay distribution of $1.38 per unit on an annualized basis effective during 2012, a statement regarding the first quarter distribution paid in April 2012, and your expectation that you will continue paying comparable cash dividends in the future.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 54 to disclose the distributions paid by Brookfield Renewable and the Fund in the historical period, Brookfield Renewable’s announced intent to pay regular quarterly distributions of $1.38 per unit on an annualized basis commencing in 2012, and a statement regarding the first quarter distribution paid in April 2012.

12.	Please disclose the primary risks that impact your ability to continue paying comparable or growing cash distributions and explicitly state that the distributions are not guaranteed.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on pages 28 and 54 to identify the primary risks that impact its ability to continue paying comparable or growing cash distributions and to explicitly state that the distributions are not guaranteed.

13.	We note your disclosure that you expect to have a payout ratio of 60-70% of FFO and that you are pursuing a long-term distribution growth rate target in the range of 3% to 5% annually. Please disclose how historical payout ratios compare to the expected payout ratio and how historical distribution growth rates compare to the long-term distribution growth rate target. Explain the reasons for differences between historical and expected future payout ratios and long-term distribution growth rates.

Response.

Brookfield Renewable advises the Staff of the following:

Payout Ratio

Historically, FFO was not used as a key financial measure for the Fund, Brookfield Renewable’s predecessor. However, prior to the Combination the Fund’s target payout ratio was approximately 80% of distributable cash (FFO less levelized capital expenditures and debt amortization) – as reported in the Fund’s previous annual reports. This is substantially equivalent to a 60% to 70% target payout ratio based on FFO, which would approximate 80% of distributable cash as defined above.

Distribution Growth Rate

The 3% to 5% annual growth rate target for distributions compares to a historical annualized growth rate of the Fund of 2.2% from inception in 1999 up to the date of the Combination (distribution of C$1.05 in 1999 which grew to C$1.30 just prior to the Combination). The increase from the historical growth rate of the Fund to the current target of 3% to 5% for Brookfield Renewable reflects the expected benefits of the Combination, including a broader set of growth opportunities from new and expanded geographies, significantly greater generating assets and capitalization and enhanced access to capital.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 54 to disclose how historical payout ratios compare to the expected payout ratio for Brookfield Renewable and how historical distribution growth rates compare to the long-term distribution growth rate target.

4.C Organizational Structure, page 57

Organizational Chart, page 57

14.	To facilitate an understanding of your business and structure, please revise your organizational chart as follows:

•	Please revise to prominently highlight the registrant;

•	Please revise to also show the defined term(s) assigned to each entity in your glossary;

•	Please revise to show BEM LP and the Manager Entities or tell us why it is not appropriate to do so;

•	Please revise to indicate by footnote or otherwise those entities that serve as guarantors of the FINCO Bonds and the Preference Shares of BRP Equity; and

•	Please revise to increase the size of the font in your footnotes.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised the organizational chart on page 59 to: highlight BREP as the registrant; include the defined terms of the entities as set out in the glossary; include BEM LP and the Managers; provided a footnote for the guarantors of the Finco Bonds and Preference Shares of BRP Equity; and increased the size of the font of the footnotes.

Item 5. Operating and Financial Review and Prospects, page 62

5.A Operating Results, page 62

15.	We believe the placement and significant number of non-GAAP and pro forma non-GAAP measures presented may attach undue prominence to the non-GAAP information. Please refer to Item 10(e)(1)(i)(A) and revise your disclosures here and elsewhere throughout your document so as to present and discuss with equal or greater prominence your consolidated result of operations as presented in accordance with IFRS. In this regard, we note your discussion of Operating and Financial Review and Prospects begins on page 62 and the analysis of the consolidated financial statements prepared in accordance with IFRS is brief and does not begin until page 85.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised the order of its disclosure in the Amendment No. 1. The discussion of pro forma adjustments is now on page 69, following Item 5.A “Operating Results — Overview of Performance on a Pro Forma Basis”.

Brookfield Renewable’s business strategy is to have highly stable and predictable cash flows with the goal of enhancing value over time through growth opportunities and which is monitored and analyzed using Adjusted EBITDA and FFO.

Brookfield Renewable believes that the presentation of non-IFRS and pro forma non-IFRS measures provides useful information to investors regarding Brookfield Renewable’s financial condition and results of operations. The pro forma results give effect to the transactions of the recent Combination as if each occurred as of January 1, 2010. These transactions include the execution of several new and amended agreements, including power purchase agreements and management services agreements. Where non-IFRS and pro forma non-IFRS measures are provided, Brookfield Renewable has provided with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with IFRS. Adjusted EBITDA and FFO are reconciled to net income on an actual and pro forma basis in Item 5.A “Reconciliation of Pro Forma Results and Balance Sheet” on page 67. Revenue, an IFRS measure, is thoroughly discussed beginning on page 76.

Brookfield Renewable respectfully submits its belief that management’s discussion and analysis of revenue and net income, both IFRS measures, is provided with the same prominence as other non-IFRS measures.

16.	Each place you present EBITDA, FFO, pro forma EBITDA, pro forma FFO, Net Asset Value or pro forma Net Asset Value, under this item and elsewhere throughout the document, please identify the measures as non-IFRS and either repeat or cross-reference the reconciliation and other disclosures required by Item 10(e) of Regulation S-K with respect to your presentation of these non-GAAP measures.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 62 to identify the measures as non-IFRS (Item 5.A “Operating Results – Performance Measurement”) and cross-referenced the reconciliation of these non-IFRS measures (Item 5.A “Operating Results – Reconciliation of Pro Forma Results and Balance Sheet” on page 67 and Item 5.A “Operating Results—Reconciliation of Consolidated Results” on page 77).

17.	Please revise the titles EBITDA and pro forma EBITDA as presented in this section and elsewhere throughout the document as it appears these measures represent earnings adjusted for a number of other items in addition to interest, taxes, depreciation and amortization.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure throughout Amendment No. 1 to replace the named measure of EBITDA with Adjusted EBITDA.

18.	We note that revenues, as presented in various tables in this section, represent revenues on a non-GAAP basis that includes cash earnings from equity-accounted and long-term investments. Please either revise to present revenues consistent with IFRS or otherwise identify the measure as a non-GAAP measure and provide all of the disclosures required by Item 10(e) of Regulation S-K or cross reference such disclosures each time the measure is presented. Please also revise the terminology used so that a reader does not confuse the measure with revenues computed in accordance with IFRS.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure throughout Amendment No. 1 to present revenues consistent with IFRS.

Summary Financial Review, page 64

Consolidated Basis, page 64

19.	Please file copies of the agreements governing the voting arrangements as exhibits to your registration statement. Please see Instructions as to Exhibits of Form 20-F.

Response.

Brookfield Renewable respectfully submits that the voting arrangements discussed in this section of Brookfield Renewable’s disclosure are not material to it as the assets affected and thus consolidated into Brookfield Renewable by operation of these agreements represent less than 8% of Brookfield Renewable’s consolidated assets and revenues.

EBITDA and FFO on a Pro Forma Basis, page 67

20.	Where you compare actual generation levels against expected long term average (LTA) generation and the corresponding EBITDA and FFO results, please explain why the LTA or normalized generation scenario impacts revenues but has no impact on direct operating costs or other costs. Please also explain how the amount of revenues in the LTA scenario is computed/derived. Additionally, we are concerned that your current presentation which includes almost the entire income statement may attach undue prominence to the non-GAAP or hypothetical amounts. As such, please tell us your consideration of disclosing only the most pertinent line items under the scenario that assumes normalized LTA generation.

Response.

Brookfield Renewable advises the Staff that the majority of direct operating costs are fixed or unchanged for each of its facilities regardless of changes in generation or revenue except for items such as water royalty fees, which are charged based on actual generation or revenue. After analyzing the variable costs it was determined that there was no material impact on Brookfield Renewable’s direct operating costs based on achieving long-term average generation. Other costs such as interest expense and base management service costs are fixed by contract. Current income taxes are not material as the majority of taxes incurred are deferred taxes and paid in subsequent years.

Brookfield Renewable computes its revenues based on long-term average by using the long-term average generation, for each facility, and multiplying it by the average expected revenue per MWh calculated, from results under actual generation, for each facility. Adjustments to revenue per MWh are made, where necessary, to account for changes in prices due to the new and amended purchase price agreements.

As Adjusted EBITDA and FFO are non-IFRS measures used by Brookfield Renewable to manage its business, Brookfield Renewable believes it is important to present all line items from the consolidated statement of income used to calculate these measures, and the reconciliation of these measures to net income. Brookfield Renewable has presented the same line items under the scenario that assumes normalized LTA generation, pro forma results and historical results for comparative purposes. As the presentation is consistent for all three scenarios, Brookfield Renewable believes this presentation increases transparency and does not grant undue prominence to the non-IFRS or hypothetical amounts.

Contract Profile, page 68

21.	We note your disclosure in footnote (1) to the table. Please revise to clarify those assets under development/construction that are included in the contract profile and state the anticipated commercial operation date of these assets.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on pages 71 and 72 to clarify those assets under development/construction that are included in the contract profile and state the anticipated commercial operation date of these assets.

Corporate Capitalization, page 82

22.	We note your disclosure of deconsolidated pro forma FFO to interest expense of Brookfield Renewable Group. Please identify this measure as a non-GAAP measure and provide the reconciliation and other disclosures required in Item 10(e) of Regulation S-K.

Response.

Brookfield Renewable advises the Staff that it has revised its disclosure on page 88 by removing this disclosure.

Risk Management, page 95

23.	We note your disclosure regarding the market risks that you face from fluctuations in foreign exchange rates, interest rates and floating-rate liabilities. Please quantify these market risks using one of the three disclosure alternatives available in Item 11(a)(1) of Form 20-F. We note your disclosure in Note 7 to the financial statements and refer you to General Instruction 6 to Items 11(a) and 11(b). Additionally, upon quantifying your market risks, please expand your disclosure as necessary to fulfill the requirements of Item 11(a)(2) and Item 11(b) regarding material limitations of quantified market risks and qualitative information about the market risks.

Response.

Brookfield Renewable advises the Staff that it has quantified the market risks using the second disclosure alternative available in Item 11(a)(1) . Within the “Risk Management” section on page 99, Brookfield Renewable has expanded its disclosure to fulfill the requirements of Item 11(a)(2) and Item 11(b) regarding material limitations of quantified market risks and qualitative information about the market risks. Brookfield Renewable has grouped similar market risk sensitive instruments with common characteristics together and has quantified the market risk due to fluctuations in commodity prices, interest rates, floating-rate liabilities and foreign exchange.

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 107

24.	Please note that management’s conclusion as to the effectiveness of disclosure controls and procedures as well as management’s assessment of the effectiveness of internal control over financial reporting is only required where the Form 20-F is being used as an annual report filed under Section 13(a) or 15(d) of the Exchange Act.

Response.

Brookfield Renewable advises the Staff that it has revised its disclosure on page 104 to remove this paragraph.

5.D Trend Information, page 109

25.	We were unable to locate the information required by Item 5.D in the cross-referenced section. Please revise to include the information required by Item 5.D of Form 20-F or appropriately cross-reference to the item in your registration statement where readers can locate the required information.

Response.

Brookfield Renewable advises the Staff that it has discussed relevant trend information in Item 5.A “Operating Results – Overview of Performance on a Pro Forma Basis, Contract Profile, Growth Initiatives, Corporate and Subsidiary Borrowings, Corporate Capitalization, and Summary of Historical Quarterly Results,” and has included cross-references to such sections of Item 5.A.

Brookfield Renewable has a predictable revenue profile, with a virtually fully contracted portfolio for 2012 and at least 90% of the portfolio for the four years thereafter, and discussed the trend in liquidity and capital resources as indicated on page 74.

Item 6. Directors, Senior Management and Employees, page 109

6.A Directors and Senior Management, page 109 Our Management, page 111

26.	We note your disclosure that the members of your core senior management team also are members of the senior management team of Brookfield and its global affiliates and thus they are dividing their time between your business and these other businesses. Please revise to disclose how much time each member of your core senior management team plans to devote to your affairs.

Response.

Brookfield Renewable has noted the Staff’s comment and respectfully submits that although certain members of the senior management team are also managing partners of Brookfield or have some responsibilities in other Brookfield businesses, that these members devote a substantial portion of their time to the management and development of the renewable power business. As such, disclosure to that effect under the “Our Management” section on page 108 has been added.

Our Master Services Agreement, page 112

Management Fee, page 113

27.	We reviewed your disclosure under this heading and have the following comments:

•	Please disclose the “annual escalation” and “specified inflation factor;”

•	Please disclose the “Total Capitalization Value” as of the latest balance sheet date;

•	Please disclose the “initial reference value;” and

•	Please disclose the management fees paid on a quarterly basis since the Combination.

Please make similar changes under the heading “Master Services Agreement” on page 133.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure to clarify the definition of the annual inflation factor, as well as provide for the Total Capitalization Value and initial reference value and disclosure of the Base Management Fees for December 31, 2011 and March 31, 2012 on pages 110 and 130.

6.C Board Practices, page 124 Committees of the Board, page 129

28.	We note your disclosures regarding the nominating and governance committee and the compensation committee. Please expand your disclosure to include or cross-reference to a discussion of the audit committee specifically including disclosure of the names of the committee members. Please see Item 6.C.3 of Form 20-F.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has amended Item 6.C on page 126 to include disclosure relating to the audit committee under “ – Committees of the Board”, specifically including the disclosure of the committee members.

Item 7. Major Shareholders and Related Party Transactions, page 132

7.A Major Shareholders, page 132

29.	Please disclose whether any major shareholder has different voting rights or provide an appropriate negative statement. See Item 7.A.1(c) of Form 20-F.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 128 to include a statement that all LP Units, including those held by BRPI, are non-voting and to include a cross reference to Item 10.B “Memorandum and Articles of Association — Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”.

7.B Related Party Transactions, page 132

30.	Please revise to describe the Combination Agreement. See Item 7.B.1 of Form 20-F.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 130 to include a description of the Combination Agreement under Item 7.B.

31.	To facilitate an understanding of the fees payable to various related parties, for each of the related party agreements described under this heading, please quantify the amounts paid since the Combination and disclose the related period covered by such fees.

Response.

Brookfield Renewable respectfully submits to the Staff that the description of the related party agreements in this section identifies, where applicable, fees payable since the Combination. No fees are payable pursuant to the Relationship Agreement, the Power Agency Agreements, the Voting Agreements, the Registration Rights Agreement or the Licensing Agreement. The fees or power price rates are set forth in the description of the Master Services Agreement, the Energy Revenue Agreement, the Other Power Agreements, the Energy Marketing Agreement and the Development Projects Agreement. Due to the material nature of the Master Services Agreement and the complexity of the Total Capitalization Value calculation, Brookfield Renewable has added additional disclosure on the Master Services Agreement at page 130 to more clearly quantify the amount payable. In addition to the disclosure in this section, there are details of aggregate payments with related parties during the applicable financial period in notes pertaining to Related Party Transactions in Brookfield Renewable’s financial statements included in Amendment No. 1. In order to guide investors to payments made to or received from related parties, Brookfield Renewable has included on page 129 a cross-reference to Notes 8 and 5 to Brookfield Renewable’s annual and interim financial statements, respectively. Brookfield Renewable respectfully submits that, given the description of the fees in Item 7.B “Related Party Transactions” and the disclosure in its financial statements, such disclosure is sufficient.

Energy Marketing Agreement, page 135

32.	Please revise the penultimate paragraph under this heading to quantify the maximum amount of the aggregate liability of BEM LP.

Response.

Brookfield Renewable respectfully advises the Staff that the maximum amount of the aggregate liability of BEM LP is disclosed as “equal to the fees previously paid pursuant to the Energy Marketing Agreement in the two most recent calendar years by CanHoldco”. Further, as disclosed a few paragraphs above that paragraph, the annual marketing fee payable by CanHoldco is equal to $18 million annually (subject to inflation factor), which would mean an approximate maximum of $36 million (subject to inflation factor), once two full calendar years of fees have been paid. Until then, the liability would be limited to fees paid to date (which are paid on a monthly basis). Given these details, Brookfield Renewable feels that this disclosure is sufficient to inform an investor of the approximate aggregate liability of BEM LP.

Development Projects Agreement, page 136

33.	Please revise to disclose the amounts payable, if any, to Brookfield under the Development Projects Agreement related to the two facilities you have under construction in Brazil as described in the first paragraph on page 45.

Response.

Brookfield Renewable respectfully advises Staff that the Development Projects Agreement does not pertain to the Brazil projects currently under construction and referred to on page 45. The Development Projects Agreement provides a consideration mechanism for projects that were in very preliminary stages of development in the United States and Canada. With respect to Brazil, as indicated in the penultimate sentence of the paragraph on Development Projects, such early stage development projects were transferred by Brookfield in exchange for “special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a project”. The two construction projects on page 45 were transferred for consideration in the Combination and are not part of the special shares mechanism for early stage development projects in Brazil. Brookfield Renewable has modified the disclosure on page 133 to reflect this more clearly.

Item 9. The Offering and Listing, page 142

Item 9.A Offer and Listing Details, page 142

34.	Please revise to provide the information required by Item 9.A.4(b) of Form 20-F for the company. Please also revise to provide the information required by Item 9.A.4(a) of Form 20-F with respect to the Fund prior to the Combination or explain why this disclosure is not appropriate.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on pages 138 and 139 to include the quarterly high and low trading price of BREP’s units for November 30 to December 31, 2011, January 1 to March 31, 2012 and April 1, 2012 to date of filing, and annual highs and lows of BRPF’s unit trading price for 2007, 2008 and 2009.

35.	We were unable to locate the disclosure required by Item 9.A.5 and 6 of Form 20-F but note your reference to Item 10 on page 143 of your registration statement. Please revise to include the information required by Item 9.A.5 and 6 of Form 20-F or appropriately cross-reference to the item in your registration statement where readers can locate the required information.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 139 to include a cross-reference to Items 5.A and 7.B.

Item 10. Additional Information, page 144

10.A Share Capital, page 144

36.	We were unable to locate the information required by Item 10.A.1 regarding your share capital in the referenced sections. It appears that some of this information is available under Item 5.A on page 84. Please revise to include the information required by Item 10.A.1 of Form 20-F or appropriately cross-reference to the item in your registration statement where readers can locate the required information.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised the disclosure on page 140 to include a cross-reference to Items 5.A and 9.A.

10.C Material Contracts, page 168

37.	Please revise to provide or cross-reference to a summary of each material contract identified under this heading. Please include the information required by Item 10.C of Form 20-F in each summary, such as the name of each party to the various contracts, including the Master Services Agreement and the Relationship Agreement, and the amount of any consideration passing to or from the company and any other member of the group. See Item 10.C of Form 20-F.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on pages 162 and 163 to include a cross-reference to descriptions of each of the material contracts. The date and name of the parties to the various contracts, as well as a description of the contract, has been included in the disclosure in accordance with the requirements of Item 10.C.

10.D Exchange Controls, page 170

38.	Please revise to describe any governmental laws, decrees, regulations or other legislation that may affect the import or export of capital, including the availability of cash and cash equivalents, for use by the company’s group. See Item 10.D of Form 20-F. For the definition of group, see also General Instruction F of Form 20-F.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 163 to include a statement with respect to the availability of cash and cash equivalents for use by Brookfield Renewable and its subsidiaries

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 191

39.	Please revise the cross-reference under this heading, as we were unable to locate Item 5.A “Operating Results — Risk Management and Financial Instruments”.

Response.

Brookfield Renewable advises the Staff that it has revised the disclosure on page 184 to change the cross-reference from Item 5.A “Operating Results – Risk Management and Financial Instruments” to Item 5.A “Operating Results – Risk Management”.

Item 19. Exhibits, page 194

40.	Please file the following agreements as exhibits to your registration statement or tell us why these exhibits are not required to be filed:

•	The Energy Revenue Agreement described on page 134;

•	The Energy Marketing Agreement described on page 135;

•	The Licensing Agreement described on page 138;

•

If individually material, any of the agreements described under the headings “Other Power Agreements” on page 135, “Power Agency Agreements” on page 136, and “Development Projects Agreement” on page 136;

•	Any individually material debt agreements, such as credit facilities, corporate borrowings or subsidiary borrowings; and

•	The organizational documents of your managing general partner.

Please see Instructions as to Exhibits of Form 20-F.

Response.

Brookfield Renewable respectfully submits, from a business perspective, that none of the agreements referred to by the Staff, on an individual basis, has a material impact on the operation or financial position of Brookfield Renewable’s business.

The Energy Revenue Agreement and the purchase and revenue support agreements described under “Other Power Agreements” although related party transactions, are not individually material in scope or nature to Brookfield Renewable as they provide revenue support to individual or, in two cases, a few Brookfield Renewable subsidiaries. These agreements contain no cross-default provisions and the loss of a contract would not have a material impact on Brookfield Renewable. These purchase and revenue support agreements, on an individual basis, represent less than 5% of Brookfield Renewable’s revenues with only the Energy Revenue Agreement representing close to 10%.

The Power Agency Agreements merely set out the power agency services that various Brookfield Renewable entities obtain at no additional cost.

Similarly, from a cost/liability perspective, the Energy Marketing Agreement, the Licensing Agreement and the Development Projects Agreement are not material to Brookfield Renewable as they do not represent a material amount of its current liabilities or future liabilities.

The fee obligations under the Energy Marketing Agreement represent an insignificant portion of Brookfield Renewable’s direct operating costs (less than 5%). Although the amount of fees is similar to the Master Services Agreement for example, the nature of the contract is much less material to Brookfield.

The Master Services Agreement is considered material not because of the amount of fees (which Brookfield Renewable does not consider material) but because of the nature of the agreement. It provides for external management of Brookfield Renewable’s business. The Energy Marketing Agreement does not carry the same material nature. The marketing services offered are not considered material like the management of Brookfield Renewable’s business.

Under the Licensing Agreement, there are no fees payable and the agreement merely permits the use of the Brookfield name while managed by Brookfield. As Brookfield Renewable is not a consumer-based business, the loss of the use of the Brookfield name would not have the same impact as it may for other businesses.

Finally, payment of amounts under the Development Projects Agreement is conditional on a number of factors and may not result in any amounts due to Brookfield given that the agreement relates to very early stage potential development projects.

Additionally, none of Brookfield Renewable’s credit agreements or other borrowings is material individually as each is a stand-alone agreement with an immaterial value, with no cross-default provisions (other than an event of default provision triggered on any acceleration of indebtedness in excess of $115 million in the aggregate) and no one agreement creates a material liability (the maximum amount of borrowings from any one lender is $90 million).

Brookfield Renewable has filed the organizational documents of its managing general partner with Amendment No. 1 and has amended the disclosure in Amendment No. 1 accordingly.

Consolidated Financial Statements, page F-5

Consolidated Statements of (Loss) Income, page F-6

41.	We do not believe you should present on the face of the statements of (loss) income profit measures which exclude charges that are integral to your operations, such as depreciation and amortization and management service costs. As such, please remove from the statements of (loss) income the measures of earnings before interest, tax, depreciation and amortization (EBITDA) and funds from operations (FFO) prior to non-controlling interests. While we acknowledge the guidance in paragraphs 85 and 86 of IAS 1 provides some amount of choice in terms of the subtotals presented, we do not believe your presentation of EBITDA and FFO is consistent with these paragraphs, IAS 1.BC56 or the IFRS Conceptual Framework for financial reporting. Please make conforming revisions to the pro forma statements of (loss) income on pages F-73 and F-74.

Response.

Brookfield Renewable acknowledges the Staff’s comments and has revised the disclosure throughout Amendment No. 1 to replace the named measure of EBITDA with Adjusted EBITDA, further to Comment 17. Accordingly, it has removed from the statements of (loss) income the measure of earnings before interest, tax, depreciation and amortization (EBITDA).

As such, Brookfield Renewable advises the Staff that the measure of funds from operations (FFO) prior to non-controlling interests has not been removed from the statements of (loss) income as it believes that it is in compliance with the guidance in paragraphs 85 and 86 of IAS 1, IAS 1.BC56, or the IFRS Conceptual Framework for financial reporting. Brookfield Renewable acknowledges it is placing emphasis on the importance of this measure to understand its performance. Brookfield Renewable believes that this emphasis is warranted given the importance placed on this measure by readers of its public disclosures. As discussed in Brookfield Reneweable’s response to Comment 15, its business strategy is to have highly stable and predictable cash flows with the goal of enhancing value over time through growth opportunities and which is monitored and analyzed using Adjusted EBITDA and FFO. FFO is similarly used by many analysts to assess both historical and future operating performance.

Brookfield further advises the Staff that it has revised its disclosure in Item 5.A “Operating Results” by repositioning the reconciliations of non-IFRS financial measures to net income as well as the summary of pro forma adjustments to immediately follow its discussion of its pro forma results. This was done to increase the prominence of this disclosure so as to assist investors in understanding the differences between its pro forma results and its consolidated results which are in accordance with IFRS.

Brookfield Renewable has provided a discussion regarding the usefulness of funds from operations prior to non-controlling interests and presents a reconciliation of funds from operations prior to non-controlling interests to net income, an IFRS measure. See Item 5.A “Operating Results — Reconciliation of Pro Forma Results and Balance Sheet.”

Notes to Consolidated Financial Statements, page F-10

Note 2. Significant Accounting Policies, page F-10

(o) Critical Judgments in Applying Accounting Policies, page F-19

iv) Consolidation of Brookfield Renewable Power Fund, page F-20

42.	We note that Brookfield Renewable Power Fund (the Fund), in which Brookfield Asset Management (Brookfield) held a 34% interest on a fully-exchanged basis, is included within the consolidated financial statements for periods prior to the Combination and likewise, the Fund was considered to be one of the entities under the common control of Brookfield in the November 2011 common control merger/reorganization. Please tell us in detail and consider providing additional disclosure regarding the nature and terms of the agreements in place which were deemed to give Brookfield control over the Fund and thus how you determined that consolidation of the Fund was consistent with IAS 27.

Response.

Brookfield Renewable advises the Staff that IAS 27.4 defines control as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

In particular, IAS 27.13 indicates:

Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is:

(a)	power over more than half of the voting rights by virtue of an agreement with other investors;

(b)	power to govern the financial and operating policies of the entity under a statute or an agreement;

(c)	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

(d)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Brookfield Renewable advises the Staff that BRPI considered unit ownership, the Brookfield Renewable Power Fund Administration Agreement, the Great Lakes Power Trust (“GLPT”) Management Agreement, the various operation/management agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT, and BRPI power purchase agreements with the subsidiaries that did not have external PPAs.

Under these agreements, BRPI provided the following services: water management services which determine when and into which market electricity is generated; human resource services including all significant human resource functions for GLPT and several of the operating subsidiaries; decisions on which investments and acquisitions should be made for the business; budget setting at the operational level; propose dividend payments; cash management services; and accounting policy decisions.

Consequently, BRPI concluded that control was established under IAS 27.13 (b) (power to govern the financial and operating policies of the entity under a statute or an agreement) and that it obtained benefits from the Fund’s activities through its 34% interest in the Fund.

Note 10. Property, Plant and Equipment, page F-43

43.	For each revalued class of property, plant and equipment, please disclose the effective date of the revaluation and whether an independent appraiser was involved in the most recent revaluation. Also disclose, either here or in footnote 24, any restrictions on the distribution of the balance of revaluation surplus to shareholders. Refer to paragraph 77 of IAS 16.

Response.

Brookfield Renewable advises the Staff that the property, plant and equipment were revalued on December 31, 2011. An independent appraiser was engaged to review the revaluation in 2009. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. Please refer to Note 2(e) - Property, Plant and Equipment and Revaluation Method on page F-12. Brookfield Renewable has revised the disclosures in Note 2(e) to address these matters.

Brookfield Renewable advises the Staff that there are no restrictions on the distribution of the balance of revaluation surplus to LP Unitholders, however, certain covenants require Brookfield Renewable to meet and/or maintain certain financial tests and/or thresholds.

Note 18. Partnership Equity, page F-54

44.	With reference to the applicable provisions of IAS 32, please tell us how you determined that the BRELP Redeemable Partnership Units should be classified and accounted for as equity as opposed to a financial liability. In this regard, we note your disclosure that the Redeemable Partnership Units are classified as outstanding LP Units because upon redemption, you have the right of first refusal and at your sole discretion, can settle the redemption of the Redeemable Partnership Units with your LP Units rather than cash consideration. However we also note that the Redeemable Partnership Units are held 100% by Brookfield and Brookfield’s wholly-owned subsidiaries and ultimately you are controlled by Brookfield. Thus please address in your response your consideration of whether the right of first refusal is substantive in this case. In this regard, it appears that if Brookfield decided to redeem the Redeemable Partnership Units for cash, it could compel cash redemption by virtue of its voting control over you.

Response.

Brookfield Renewable advises the Staff that it determined that BRELP Redeemable Partnership Units should be classified and accounted for as equity as opposed to a financial liability based on IAS 32.16(b) as the right to elect to transfer units or not meets the exception in paragraph (i).

Brookfield Renewable has the option to redeem the BRELP Redeemable Partnership Units by requiring BRELP to redeem in cash or by issuing LP Units to the holders upon redemption. As Brookfield Renewable can issue its own equity securities, IAS 32.26 applies.

IAS 32.26 – When a derivative financial instrument gives one party a choice over how it is settled (eg the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument.

Brookfield Renewable’s only options would be to take the BRELP Redeemable Partnership Units in exchange for LP Units or to decline and allow BRELP to pay cash. IAS 32.16(b) is consulted where the definition of an equity instrument is provided where the issuance is in its own equity instruments like the issuance of LP Units:

IAS 32.16(b) If the instrument will or may be settled in the issuer’s own equity instruments, it is:

(i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

(ii) a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

There is no contractual obligation to settle the BRELP Redeemable Partnership Units for cash: it is at Brookfield Renewable’s option. Brookfield Renewable has the right to elect to transfer LP Units so it meets the exception in IAS 32.16(b)(i) to be treated as an equity interest.

Brookfield Renewable acknowledges the Staff’s comments on the ultimate control of Brookfield over Brookfield Renewable but believes that the right of first refusal is substantive in this case. The board of directors of Brookfield Renewable’s general partner is responsible for deciding whether to exercise the right of first refusal or to redeem BRELP Redeemable Partnership Units for cash. The board of directors is independent from Brookfield as five out of six board members are currently independent (and a majority of the board of directors must always be independent) and the board of directors as a whole is required to act honestly and in good faith, subject to and after taking into account, among other things, the Conflicts Policy. The Conflicts Policy addresses the approval and other requirements for transactions in which there is potential for a conflict of interest to arise. These transactions include, but are not limited to, “any other material transaction involving Brookfield Renewable and Brookfield” (subject to certain limitations); the Conflicts Policy requires the transactions described above to be approved by a majority of the Managing General Partner’s independent directors. As redemption by the unitholders of the BRELP Redeemable Partnership Units in cash would result in a material transaction involving Brookfield Renewable and Brookfield (based on Brookfield’s 100% ownership of BRPI, who in turn owns 100% of the BRELP Redeemable Partnership Units), this transaction would require the approval of a majority of the Managing General Partner’s independent directors.

45.	Please provide us your analysis of the guidance in IAS 33 which results in the treatment of the BRELP Redeemable Partnership Units as outstanding LP units for purposes of computing basic earnings per share.

Response.

Brookfield Renewable advises the Staff that BRELP Redeemable Partnership Units are treated as equity by Brookfield Renewable and therefore are included into calculation of basic earnings per share as per IAS 33.

IAS 33 requires the computation of basic earnings per share for the profit or loss, and defines, or rather describes, basic earnings per share in the following manner: ‘Basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period.’ Furthermore, IAS 33.5 defines an ordinary share as ‘an equity instrument that is subordinate to all other classes of equity instruments’. ‘Equity instrument’ has the same meaning as in IAS 32 – Financial Instruments: Presentation – that is ‘any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities’. IAS 33 goes on to observe that ordinary shares participate in profit for the period only after other types of share such as preference shares have participated.

As discussed in Note 2(b)(ii) and Note 18 – Partnership Equity, the BRELP Redeemable Partnership Units are classified as limited partnership units. Pursuant to the Amended and Restated Limited Partnership Agreement of BRELP, the holders of the BRELP Redeemable Partnership Units are entitled to participate in distributions of available cash of BRELP pro rata with the other partners in proportion to their respective interests, after distributions have been made to Brookfield Renewable in an amount equal to the amount of Brookfield Renewable’s outlays and expenses. No preference shares are issued or outstanding. This indicates that the BRELP Redeemable Partnership Units, along with the other limited partnership units issued by Brookfield Renewable, do in fact evidence a residual interest in the assets of BRELP, and therefore can be considered “ordinary shares” for the purposes of computing basic earnings per share.

Unaudited Pro Forma Condensed Combined Statements of (Loss) Income for the Years Ended December 31, 2011 and 2010 – Brookfield Renewable Energy Partners L.P., page F-69

46.	Pro forma statements of (loss) income generally should not be presented for more than one complete fiscal year. As such, please either remove the pro forma statement of (loss) income for the year ended December 31, 2010, or tell us in detail why you believe it should be presented. Please make conforming revisions throughout the document where two years of pro forma data are provided, for example on page 14 under Selected Financial Data and throughout the Operating and Financial Review and Prospects section.

Response.

Brookfield Renewable advises the Staff that the pro forma statement of (loss) income for the year ended December 31, 2010 has been included since this pro forma information has been included in previous Canadian public filings and Brookfield Renewable believes that U.S. investors should be provided with the same pro forma information as Canadian investors. Otherwise, the exclusion of such information would alter the presentation significantly and pervasively in Item 5.A to the extent that there would be significant disclosure deficiencies between Brookfield Renewable’s public filings in the United States and Canada.

Brookfield Renewable believes that presenting multi-year pro forma results for the same historical periods that are presented in the consolidated statements of income (loss), provides investors with a relevant basis of comparison thereby permitting investors to quantify the impact of the Combination to measures used by management to monitor and analyze financial performance. Furthermore, providing multi-year pro forma highlights the impact of the Combination from changes in generation year over year.

For the same reasons above, Brookfield Renewable has included the pro forma statement of (loss) income for the three months ended March 31, 2011 on page F-83.

* * *

Brookfield Renewable, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	Brookfield Renewable is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brookfield Renewable may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta
Mile T. Kurta

(Enclosure)

cc:	Catherine Brown
Jason Niethamer
Robyn Manuel
Daniel Leslie
(Securities and Exchange Commission)

Josée Guibord
(Brookfield Renewable Energy Partners L.P.)